Exhibit 99.3

Information for holders of Shell Transport Ordinary Shares

Unification of Shell Transport and Royal Dutch

Information for holders of Shell Transport Ordinary Shares

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. Shell Transport is now asking shareholders to vote on the proposed unification at meetings to be held on June 28, 2005.

This leaflet sets out information on:

–	the process for voting on these proposals;

–	how and when you will receive your new Royal Dutch Shell Shares; and

–	where to obtain further information.

Enclosed with this leaflet are a number of other documents:

–	the Scheme Document that provides details of the proposals for the unification of Shell Transport and Royal Dutch;

–	a blue form of proxy for the Court Meeting;

–	a pink form of proxy for the Shell Transport EGM;

–	a document request form; and

–	a dividend currency election form.

Before deciding what course of action to take, it is important that you read the details of the transaction set out in the Scheme Document and, in particular, the explanatory statement set out in Part 2.

The purpose of this leaflet and the Scheme Document is to provide you with brief details of the transaction and to allow you to take the necessary action in relation to it. However, for those who require or would like additional information, two longer, more detailed documents have been prepared (the Long Form Scheme Document, which contains the Scheme, and the Listing Particulars). These documents are available at www.shell.com/unification or on request. Details of how you can request copies of these documents are set out on page 5 of this leaflet.

Capitalised words in this leaflet have the meanings given in Part 5 of the Scheme Document.

Voting Information

What are the meetings?

Three separate shareholder meetings will be held on June 28, 2005:

The Shell Transport annual general meeting

Details of this meeting will be sent to you separately.

The Court Meeting

The Court Meeting is a meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and is convened by the High Court under the Companies Act as part of the formal procedure for approving the Scheme of Arrangement which forms part of the proposals for the unification of Shell Transport and Royal Dutch. Details of the Scheme are contained in the Scheme Document. The formal notice for the Court Meeting is set out in Part 6 of the Scheme Document.

The Shell Transport extraordinary general meeting (Shell Transport EGM)

The Shell Transport EGM will consider resolutions to approve and implement the Scheme and related proposals. The notice for this meeting is set out in Part 7 of the Scheme Document.

The Shell Transport annual general meeting will commence promptly at 11am, the Court Meeting at 12 noon (or as soon thereafter as the Shell Transport annual general meeting concludes or is adjourned) and the Shell Transport EGM at 12.10pm (or as soon thereafter as the Court Meeting concludes or is adjourned).

Where are the meetings?

All three meetings will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

Speaking and Voting at the Court Meeting and the Shell Transport EGM

You have the right to attend, speak and vote at the Court Meeting and the Shell Transport EGM (or, if you are not attending the meetings, to appoint someone else as your “proxy’’ to attend and vote on your behalf) if you are on Shell Transport’s register of members at 6pm on June 26, 2005.

All resolutions at both the Court Meeting and the Shell Transport EGM will be decided on a poll rather than on a show of hands. For every four Shell Transport Ordinary Shares you hold as at 6pm on June 26, 2005 you, or your proxy, will be entitled to one vote on each poll.

You are entitled to vote on all resolutions proposed at the Court Meeting and the Shell Transport EGM, including on the resolutions in respect of the repayment of the Shell Transport Preference Shares.

Appointment of proxy

You may appoint a proxy (someone who will attend the meetings and vote on your behalf) by completing and returning the enclosed blue form of proxy for the Court Meeting and the pink form of proxy for the Shell Transport EGM. For your convenience, the chairman of the relevant meeting has been pre-selected as your proxy for that meeting. However, you may choose someone else to be your proxy at either or both meetings by writing the name of your preferred choice in the box provided on the forms of proxy. Your proxy need not be a Shell Transport Shareholder. However, if your proxy is not a Shell Transport Shareholder, he or she will not be entitled to speak at either of the meetings unless the chairman allows them to do so.

Before completing the blue form of proxy for the Court Meeting and the pink form of proxy for the Shell Transport EGM, please read the explanatory notes on those forms.

The completion and return of a form of proxy will not prevent you from attending and voting in person at either the Court Meeting or the Shell Transport EGM, or any adjournment of either of those meetings, if you wish to do so. You are therefore encouraged to complete and return both forms of proxy whether or not you plan to attend either, or both, meetings.

Proxy voting at the Court Meeting

Please note that for your appointment of a proxy to be valid, you must give a specific instruction to vote either FOR or AGAINST the Scheme by signing in the appropriate box on the blue form of proxy.

On any other business considered by the Court Meeting, including modifications to the Scheme, your proxy may vote or abstain as he or she thinks fit unless you instruct your proxy otherwise.

Proxy voting at the Shell Transport EGM

In order to specify how you want your proxy to vote on any of the resolutions to be considered at the Shell Transport EGM, you will need to mark the appropriate box on the pink form of proxy in respect of that resolution. If you do not mark a box for a resolution, your proxy will be free to vote or abstain in relation to that particular resolution as he or she thinks fit.

Equally, unless you give specific instructions to your proxy, he or she may vote or abstain as he or she thinks fit on any other business which comes before the Shell Transport EGM.

Posting details

The forms of proxy have the reply-paid address printed on the reverse. Once completed, you should tear off the return section of each form and put it in the post. If you would prefer, you may return the forms of proxy in an envelope (please do not fold) addressed, in the case of the blue form of proxy, to Lloyds TSB Registrars, FREEPOST SEA 7137, The Causeway, Worthing, West Sussex BN99 6AB and, in the case of the pink form of proxy, to Lloyds TSB Registrars, FREEPOST SEA 7140, The Causeway, Worthing, West Sussex BN99 6AG.

A postage stamp is not required if posted in the United Kingdom. You are encouraged to return the blue form of proxy by no later than 12 noon on June 26, 2005 (for the Court Meeting) and the pink form of proxy must be received no later than 12.10pm on June 26, 2005 (for the Shell Transport EGM) (faxes will not be accepted). The blue form of proxy for the Court Meeting can, however, be handed in at one of the registration desks when you arrive at ExCeL.

Electronic appointment

Arrangements for holders of certificated shares

If you hold your shares in certificated form, you may appoint a proxy electronically by logging on to the website at www.sharevote.co.uk. Full details of the procedure are set out on that website. You will need to have your blue and pink forms of proxy to hand when you log on. The electronic proxy appointment must be received no later than 12 noon on June 26, 2005 for the Court Meeting and 12.10pm on June 26, 2005 for the Shell Transport EGM. If you use this service, you will be subject to the terms and conditions of its use which are available on the sharevote website.

Arrangements for holders of shares in CREST

If you hold your Shell Transport Ordinary Shares in uncertificated form (i.e. in CREST), you may appoint a proxy electronically by using the CREST proxy appointment service in accordance with the procedures set out in the rules governing the operation of CREST (please also refer to the notes to the notice of the Shell Transport EGM set out in Part 7 of the Scheme Document). The CREST proxy appointment (or any amendment to a previous proxy appointment) must be transmitted so as to be received by the Shell Transport Registrars (under CREST participant ID 7RA01) no later than 12 noon on June 26, 2005 for the Court Meeting and no later than 12.10pm on June 26, 2005 for the Shell Transport EGM. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST core processor) from which the Shell Transport Registrars are able to retrieve the message in the manner prescribed by CREST. You should note that CREST normal system timings and limitations will apply in relation to the input of CREST proxy instructions.

Returning the forms of proxy or appointing a proxy electronically will not prevent you from attending in person and voting at the meetings. If you vote in person, any proxy votes you have lodged with the Shell Transport Registrars will be excluded.

Attending the meetings

If you plan to attend either or both the Court Meeting and the Shell Transport EGM, please keep the blue admission form (for the Court Meeting) and the pink admission form (for the Shell Transport EGM) and bring them with you to the meetings. When you arrive at ExCeL on June 28, 2005 to attend the meetings, you should hand the admission forms in at the shareholder registration desk. If you do not bring the blue admission form to the Court Meeting and the pink admission form to the Shell Transport EGM, you will still be able to attend the meetings but it will delay the registration process when you arrive.

Joint shareholders

If you jointly hold your Shell Transport Ordinary Shares with one or more people, each of you may attend and speak at the Court Meeting and the Shell Transport EGM or appoint a proxy. However, if more than one of you votes or appoints a proxy, the only vote or appointment which will count is the vote or appointment of the joint holder whose name is listed first on Shell Transport’s register of members in respect of that joint holding.

Royal Dutch Shell Shares

As a Shell Transport Ordinary Shareholder you will be entitled to receive “B” Shares in Royal Dutch Shell, subject to the transaction becoming effective (and except in respect of certain overseas shareholders as provided in paragraph 2.1 of Part 4 of the Scheme Document).

You will receive your entitlement of “B” Shares in the following manner:

Shell Transport Ordinary Shares in certificated form

If you have a share certificate for your Shell Transport Ordinary Shares at the Scheme Record Time (expected to be 6pm on July 19, 2005), the “B” Shares to which you are entitled will be issued to the RDS Corporate Nominee. The RDS Corporate Nominee will hold such “B” Shares on your behalf through CREST in accordance with the terms and conditions of the Royal Dutch Shell Nominee Service.

A statement of entitlement detailing the number of “B” Shares held on your behalf by the RDS Corporate Nominee will be sent by first class post to you at your address as it appears in the register of members of Shell Transport at the Scheme Record Time. If you hold your Shell Transport Ordinary Shares jointly with one or more people, the statement of entitlement will be sent to the joint holder whose name is listed first in the Shell Transport register of members in respect of that joint holding or in accordance with any special instructions that have previously been given regarding communications. Your statement of entitlement will be sent to you within 14 days of the Effective Date (expected to be July 20, 2005). If you would prefer a share certificate, you can return the request form (which you will receive with your statement of entitlement), asking that your “B” Shares be transferred in your name so that you will be the registered holder. You will then receive a certificate in respect of your “B” Shares.

Pending the issue of the statement of entitlement in respect of your “B” Shares, if you wish to register the transfer of any of your “B” Shares, you will be required to produce your existing Shell Transport Ordinary Share certificate(s) to the Royal Dutch Shell Registrars.

After the Effective Date, the share certificate(s) for your Shell Transport Ordinary Shares will become invalid and should be destroyed on receipt of your statement setting out your entitlement to “B” Shares.

If you do not request a share certificate, you will not be the registered holder of the “B” Shares to which you are entitled under the Scheme since they will be registered in the name of the RDS Corporate Nominee. Therefore, in order to allow you to exercise rights relating to the “B” Shares, Royal Dutch Shell has entered into an agreement with the RDS Corporate Nominee requiring the RDS Corporate Nominee to ensure that, from the Effective Date, you will:

–	receive notices of, and be able to attend and speak at, all general meetings of Royal Dutch Shell;

–	be able to give directions as to voting at all general meetings of Royal Dutch Shell;

–	have made available to you and be sent, at your request, copies of the Royal Dutch Shell annual report and accounts and all the other documents issued to shareholders by Royal Dutch Shell;

–	be able to receive dividends via the RDS Corporate Nominee;

–	be able to participate in capital events in the same manner as other holders of “B” Shares; and

–	be treated in the same manner as holders of registered “B” Shares in respect of all other rights attaching to “B” Shares,

in each case, so far as is possible in accordance with certain legislation and other applicable law.

If you are an overseas shareholder, it is your responsibility to satisfy yourself as to the legality and practicality in your country of holding your “B” Shares through the RDS Corporate Nominee.

For so long as you retain “B” Shares in the account of the RDS Corporate Nominee, Royal Dutch Shell will ensure that the RDS Corporate Nominee sends you a statement of your holdings of “B” Shares at least once a year.

You will be entitled at any time to ask for the “B” Shares which the RDS Corporate Nominee holds on your behalf to be transferred into your own name so that you are the registered holder and you will then receive a certificate in respect of your “B” Shares.

Royal Dutch Shell reserves the right to issue “B” Shares in certificated form for all or any Shell Transport Ordinary Shares if, for any reason, it wishes to do so.

Shell Transport Ordinary Shares held in CREST

If you hold Shell Transport Ordinary Shares in CREST at the Scheme Record Time (expected to be 6pm on July 19, 2005), the “B” Shares to which you are entitled will be issued to you in uncertificated form through CREST. Royal Dutch Shell will ensure that CRESTCo is instructed to credit your appropriate stock account in CREST with your entitlement to “B” Shares at the commencement of dealings in the “B” Shares.

As from the Effective Date (expected to be July 20, 2005), each holding of Shell Transport Ordinary Shares credited to any stock account in CREST will be disabled and all Shell Transport Ordinary Shares will be removed from CREST in due course.

Royal Dutch Shell reserves the right to issue “B” Shares in certificated form for all or any Shell Transport Ordinary Shares held in CREST if, for any reason, it wishes to do so.

Dividend Currency Election

Royal Dutch Shell has stated that it will declare its dividends in euro but dividends declared on “B” Shares will be paid in pounds sterling. However, if you prefer, you can elect to receive dividends on your “B” Shares in euro by completing the enclosed dividend currency election form and returning it to Lloyds TSB Registrars, FREEPOST SEA 8882, The Causeway, Worthing, West Sussex BN99 6SP. To be valid for the proposed Royal Dutch Shell 2005 second quarter dividend, this form must be received by 5pm on July 27, 2005. If you choose to make such an election, you will continue to receive dividends on your “B” Shares in euro until you notify Royal Dutch Shell otherwise. If you wish to receive dividends in pounds sterling, you do not need to take any action.

Further Information

The Long Form Scheme Document and the Listing Particulars, which contain detailed information on the transaction, are available on our website, www.shell.com/unification.

Alternatively, if you would like to be sent a free copy of the Long Form Scheme Document and/or the Listing Particulars, please complete and return the Document Request Form.

If you have any questions relating to the actions available to you, the Scheme Document or the completion and return of the enclosed forms of proxy, please phone our shareholder helpline on Freephone 0800 169 1679 (or, if you are calling from outside the United Kingdom, on +44 1903 276 323). The helpline will be open from Monday to Friday from 8.30am to 5.30pm. For legal reasons, the shareholder helpline will only be able to provide information contained in the Scheme Document, the Long Form Scheme Document and the Listing Particulars and practical information about how to complete the enclosed forms. It will be unable to give advice on the merits of the transaction or provide any financial or taxation advice.

Questions and Answers

What are the proposals?

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. Shell Transport is now asking shareholders to vote on the proposed unification at meetings to be held on June 28, 2005.

Why are these special meetings being held?

The Court Meeting and the Shell Transport EGM are being held to decide whether to approve the Scheme of Arrangement, which forms part of the proposals for the unification of Shell Transport and Royal Dutch, and related proposals. They will take place after the normal Shell Transport annual general meeting.

Who can come to these meetings?

Any Shell Transport Ordinary Shareholder can attend the meetings and vote. In order to speed up registration on arrival, you should bring the blue and pink admission forms with you.

Where are the meetings being held?

All three meetings will take place on June 28 at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

When do I need to send in my proxy forms?

The deadline for receiving the proxy forms is June 26, 2005. However, the blue form of proxy can be handed in at one of the registration desks when you arrive at ExCeL.

Can I appoint a proxy electronically?

Yes, you can register your proxy by logging on to www.sharevote.co.uk. You need to do this by June 26, 2005.

Will I get a share certificate for my “B” Shares?

Only if you request one. Unless you hold your shares in CREST, your “B” Share entitlement will be registered in the name of the RDS Corporate Nominee, who will hold them on your behalf and you will not get a share certificate. The RDS Corporate Nominee will send you a statement of your entitlement to “B” Shares within 14 days of the date on which the Scheme becomes effective. When you receive your statement of entitlement you will be given the opportunity to request a share certificate. If you request a share certificate, your “B” Shares will be registered in your name.

What are the advantages of holding my shares through the RDS Corporate Nominee?

–	You will no longer need to keep your share certificate in a safe place, or risk having to pay for a duplicate if your certificate is lost.

–	If you are a UK or a Dutch investor, you will have access to a share dealing service dedicated to the Royal Dutch Shell Nominee Service.

–	Your details will not be held on the main share register and so will not be public.

How is my shareholding in Royal Dutch Shell being calculated?

The Royal Dutch/Shell Group is currently jointly owned by two companies: Royal Dutch and Shell Transport. Royal Dutch has a 60% interest in the Royal Dutch/Shell Group and Shell Transport 40%. The shareholdings in Royal Dutch Shell will be calculated to reflect those 60:40 percentage interests. This means that for every one ordinary share you hold in Shell Transport, you will receive approximately 0.2873 shares in Royal Dutch Shell. As a result of this calculation, following completion, Shell Transport Shareholders1 will own 40% of Royal Dutch Shell’s share capital2, equivalent to their indirect interest in the Royal Dutch/Shell Group at the moment.

What’s the difference between “A” and “B” Shares?

The proposals involve a move from two parent companies (Shell Transport and Royal Dutch) to a single parent company (Royal Dutch Shell) where all the shareholders have identical rights whether they hold “A” Shares or “B” Shares. However, in seeking to preserve the current tax treatment of dividends for all shareholders, Royal Dutch Shell will have “A” Shares and “B” Shares. Shell Transport Shareholders1 will receive “B” Shares and, it is expected, UK-source dividends.

When can I sell my shares?

The last day of dealing in Shell Transport Shares is expected to be July 19, 2005 and the first day you can trade Royal Dutch Shell Shares is expected to be July 20, 2005.

What’s Royal Dutch Shell’s dividend policy?

The Royal Dutch Shell Board has stated that, following completion, it will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended December 31, 2004. After completion, Royal Dutch Shell dividends will be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on 28 July 2005 and paid in September 2005.

[1]	Excluding holders of Shell Transport Preference Shares.

[2]	Assuming full acceptance of the Royal Dutch Offer during the Royal Dutch Offer Acceptance Period.

Contact information
Shareholder helpline:
Freephone 0800 169 1679

or, if you are calling from outside the UK,
+44 1903 276 323

Website:
www.shell.com/unification